UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                 (Amendment No. __________)*


                                   LS CAPITAL CORPORATION
                            f/k/a "Lone Star Casino Corporation"
                                      (Name of Issuer)

                                Common Stock, par value $.01
                               (Title of Class of Securities)

                                          501936108
                                       (CUSIP Number)

                                     Randall W. Heinrich
                                 1000 Louisiana, Suite 6905
                                    Houston, Texas 77002
                                        713-951-9100
                 (Name, Address, and Telephone Number of Person Authorized
                           to Receive Notices and Communications)

                                       October 1, 1996
                   (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                        SCHEDULE 13D

                                     CUSIP No. 501936108
__________________________________________________________________
     1)              Names of Reporting Person

                     Paul J. Montle

                     S.S. or I.R.S. Identification No. of Above Person

                     ###-##-####
__________________________________________________________________
     2)              Check the Appropriate Box if a Member of a Group
                     (See Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
__________________________________________________________________
     3)   SEC Use Only
__________________________________________________________________
     4)   Source of Funds:
                                OO
__________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                N/A
__________________________________________________________________
     6)   Citizenship or place of Organization:
                                UNITED STATES
__________________________________________________________________
                     (7)        Sole Voting Power
Number of                       2,603,461
Shares Bene- ______________________________________________________
ficially             (8)        Shared Voting Power
owned by                            -0-
Each Report- ______________________________________________________
ing Person           (9)        Sole Dispositive Power
With                            2,603,461
__________________________________________________________________
                     (10)       Shared Dispositive Power
                                    -0-
__________________________________________________________________
          11)        Aggregate Amount Beneficially Owned by Each
Reporting Person:
                                2,603,461
__________________________________________________________________
          12)        Check if the Aggregate Amount in Row (11) excludes
certain shares:
                                [X]
__________________________________________________________________
          13)        Percent of Class Represented by Amount in Box (11):
                                33.7%
__________________________________________________________________
          14)        Type of Reporting Person
                                IN


ITEM 1.  Security and Issuer

          The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") issued by LS Capital Corporation, a Delaware corporation f/k/a "Lone Star Casino Corporation" (the "Company"), which has its principal executive offices at 15915 Katy Freeway, Suite 250, Houston, Texas 77094.

ITEM 2.  Identity and Background

          This Statement is being filed by Paul J. Montle (the "Reporting Person"), whose principal business address is 15915 Katy Freeway, Suite
250, Houston, Texas 77094. The Reporting Person is principally engaged as the President and Chief Executive Officer of the Company. The
Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

          The Reporting Person acquired the 2,549,480 shares of Common
Stock giving rise to the filing of this statement in satisfaction of amounts owed by the Company to the Reporting Person in the aggregate amount of $114,726.

ITEM 4.  Purpose of Transaction

          On June 17, 1996 at a Special Meeting of Stockholders, the stockholders of the Company authorized issuances of Common Stock (the "Discretionary Stock Issuances"), in the discretion of the Board of Directors but subject to certain restrictions, to creditors of the Company (including officers and directors of the Company) in satisfaction of amounts owed by the Company to such creditors, whether in the form of loans or accrued salaries. The Board of Directors of the Company submitted the Discretionary Stock Issuances to the stockholder for their consideration on the belief that the Discretionary Stock Issuances were a means by which the Company could eliminate certain outstanding claims that could be asserted against the Company at any time and by which the Company could eliminate certain liabilities reflected on the Company's financial statements. At the time that the Discretionary Stock Issuances were approved by the Board of Directors and stockholders, the Company did not have, and appeared as if it would not have for the foreseeable future, financial resources sufficient to satisfy these or any other liabilities of the Company.

          Upon the terms and conditions approved by the Board of Directors and stockholders, the Discretionary Stock Issuances could be made for one year after stockholder approval to persons (including officers and directors of the Company) owed amounts by the Company. The persons to be issued Common Stock, the number of shares to be issued to them, the terms, provisions and conditions upon which the Common Stock would be issued and the documentation memorializing the issuances were all within the sole discretion of the Board of Directors, subject to certain restrictions. These restrictions required that any Discretionary Stock Issuance to a director of the Company be approved by a majority of directors other than the director to receive the Discretionary Stock Issuance. These restrictions also required that the number of shares of Common Stock being issued not have an aggregate market value at the time of issuance exceeding the amount being satisfied by the Common
Stock if the Common Stock being issued were freely tradeable immediately after issuance, or not have an aggregate market value at the time of issuance twice the amount being satisfied by such issuance if the Common Stock being issued were not freely tradeable immediately after issuance.
The rationale for distinguishing between freely and non-freely tradeable stock was that the Company has generally received for the sale of non-freely tradeable Common Stock only 50% of the then current market value of freely tradeable Common Stock. The Discretionary Stock Issuances were not subject to adjustments increasing or decreasing the number of shares of Common Stock comprising them based on changes in the market value of the Common Stock after the Discretionary Stock Issuances.

          Pursuant to the general authorization of stockholders and the specific authorization of the Board of Directors, the Company issued to the Reporting Person 2,549,480 shares of non-freely tradeable Common
Stock on October 1, 1996 in satisfaction of $114,726 debt owed by the Company to the Reporting Person. The preceding debt amount was comprised of $70,425 in accrued salary owed to the Reporting Person (for which the Reporting Person was issued 1,565,000 shares of Common
Stock) and $44,301 in principal and interest of a loan to the Company from an Individual Retirement Account for the benefit of the Reporting Person (for which 984,480 shares of Common Stock were issued for the benefit of the Reporting Person). In addition to the foregoing, 435,000 shares of non-freely tradeable Common Stock were issued to other persons by virtue of prior partial assignments of the Reporting Person's claim for accrued salary. The Company still owes $29,774 in accrued salary to the Reporting Person but no longer owes any loaned amounts to the Reporting Person or any of his affiliates. The closing price for the Common Stock on October 1, 1996 was $.09, and one-half of this closing price (or $.045) was used in computing the number of shares of Common Stock to which the Reporting Person was entitled to receive in connection with the Discretionary Stock Issuance.

          The Reporting Person intends to hold his shares of Common
Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, the Reporting Person may
determine to change his investment intent with respect to the Company at
any time in the future.   In reaching any conclusion as to his future course
of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

          The Reporting Person individually owns 2,553,281 shares of Common Stock for which he is the beneficial owner. The Reporting
Person is also the beneficial owner of 48,580 shares of Common Stock held by Travis Partnership, G.P., a general partnership in which the Reporting Person has a 51.67% interest and a trust for the benefit of the Reporting Person's children has a 15% interest. Moreover, the Reporting Person is the beneficial owner of stock options currently exercisable to acquire 1,600 shares of Common Stock. Based on the foregoing, the Reporting Person acknowledges that he is the beneficial owner of 2,603,461 shares of Common Stock for which he has sole voting and investment power.

          In addition to the above, trusts for the benefit of the Reporting Person's children separately own an aggregate of 400,000 shares of Common Stock, and ALDA F.L.P., a limited partnership having the Reporting Person's children as limited partners, owns warrants to acquire 30,000 shares of Common Stock. Pursuant to Rule 13d-3 promulgated under the Act, the Reporting Person may be deemed the beneficial owner of the shares of Common Stock owned by the aforementioned trusts and limited partnership. However, the filing of this statement shall not be construed as an admission, for purposes of Section 13(d) and Regulation
D of the Act nor for any other purpose or under any other provision of the Act or rules promulgated thereunder, that the Reporting Person is the beneficial owner of such shares.

          Except for the shares of Common Stock described in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          N/A

ITEM 7.  Material to be Filed as Exhibits

          No Exhibits are being filed with this statement.

                                          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 1996

/S/               PAUL J. MONTLE

Name/Title__________________________________________

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS
OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).